UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of December 2025

Commission File Number: 001-39928

_____________________

Sendas Distribuidora S.A.

(Exact Name as Specified in its Charter)

Sendas Distributor S.A.

(Translation of registrant’s name into English)

Avenida Ayrton Senna, No. 6,000, Lote 2, Pal 48959, Anexo A

Jacarepaguá

22775-005 Rio de Janeiro, RJ, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

SENDAS DISTRIBUIDORA S.A.

Publicly Held Company with Authorized Capital

CNPJ/MF No. 06.057.223/0001-71

NIRE 33.300.272.909

NOTICE TO SHAREHOLDERS

Sendas Distribuidora S.A. (“Company”) hereby informs to its shareholders and the market in general that the Company's Board of Directors has approved on this date, ad referendum of the Annual General Shareholders' Meeting to be held in 2026, the payment of interest on equity (juros sobre o capital próprio) (“JCP”), regarding the period until December 31, 2025, in the gross amount of R$ 140,000,000.00 (one hundred and forty million reais) corresponding to R$ 0.10434461010 per common share, excluding shares held in treasury, from which will be deducted the amount corresponding to Withholding Income Tax (IRRF), in accordance to the law, with the exception to the shareholders who are immune and/or exempt. The JCP will be charged to the dividends to be resolved on the Annual General Shareholders' Meeting to be held in 2026, including the minimum mandatory dividend related to the fiscal year ending on December 31, 2025.

The payment of JCP over the shares traded on B3 S.A. - Brasil, Bolsa, Balcão, as well as to the other shares registered with BTG Pactual Serviços Financeiros S/A DTVM, shall be done on June 26, 2026, based on the shareholding position of January 6, 2026, respecting the trades made up this date, including this date. The shares issued by the Company will be traded ex-rights to receive JCP as of January 7, 2026, including this date.

Regarding the American Depositary Receipts traded on over-the-counter market (“ADR”), the payment will be made through JPMorgan Chase Bank, N.A., the ADR depositary bank. Holders of ADRs can obtain information regarding the payment of JCP at https://adr.com.

São Paulo, December 30, 2025.

SENDAS DISTRIBUIDORA S.A.

Belmiro de Figueiredo Gomes

Chief Executive Officer and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 30, 2025

Sendas Distribuidora S.A.

By: /s/ Aymar Giglio Junior

Name: Aymar Giglio Junior

Title: Interim CFO (non-statutory)

By: /s/ Gabrielle Helú

Name: Gabrielle Helú

Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.